UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2020

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

ASH Press Releases

On December 5, 2020, Autolus Therapeutics plc (the “Company”) issued a press release announcing the presentation of updated data from its ongoing Phase 1 clinical trial of AUTO1 in adult acute lymphoblastic leukemia (ALL) at the 62nd American Society of Hematology (“ASH”) Annual Meeting, being held December 5-8, 2020. A copy of the press release is furnished as Exhibit 99.1 attached hereto and is incorporated by reference herein.

Additionally, on December 7, 2020, the Company issued a press release announcing the presentation of additional data from its ALEXANDER trial, a Phase 1/2 clinical trial in relapsed/refractory diffuse large B cell lymphoma (DLBCL), at the 62nd ASH Annual Meeting. A copy of the press release is furnished as Exhibit 99.2 attached hereto and is incorporated by reference herein.

During a conference call and webcast scheduled to be held at 4:00 pm ET/9:00 pm GMT on December 7, 2020, the Company management will discuss the data presented by the Company at the 62nd ASH Annual Meeting. The slide presentation for the conference call and webcast is furnished as Exhibit 99.3 hereto and is incorporated by reference herein.

The information contained in this “ASH Press Releases” section of the Report on Form 6-K, the press releases furnished as Exhibits 99.1 and 99.2 and the presentation furnished as Exhibit 99.3, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

Business Update

The Company recently updated its business information as follows:

AUTO1 Phase 1 Clinical Trial in Adult ALL (ALLCAR19 Trial)

The Company announced updated data from its Phase 1b/2 clinical trial of AUTO1 for the treatment of adult ALL. As of the data cut-off date of November 12, 2020, 19 patients with r/r ALL had received at least one dose of AUTO1. One additional patient was dosed, who died due to infectious complications assessed as unrelated to AUTO1. It was observed in the trial that AUTO1 was well tolerated, with no patients experiencing Grade 3 or higher cytokine release syndrome (CRS). Across all 20 patients, three patients, all of whom had high leukemia burden (>50% blasts), experienced Grade 3 neurotoxicity (NT) that resolved swiftly with steroids.

Of the 19 patients evaluable for efficacy in the trial, 16 (84%) patients achieved minimum residual disease (MRD)-negative complete response (CR) at one month. Most notably, the durability of remissions is highly encouraging. Across all treated patients, event free survival (EFS) at six and 12 months is 69% and 52%, respectively. Median EFS and overall survival (OS) has not been reached at a median follow up of 16.9 months (range up to 30.5 months). The EFS and OS data are preliminary considering the small number of patients.

Due to the impact on the trial from the ongoing COVID-19 pandemic, the Company now expects to report the final Phase 1 data from this trial in 2022. The Company is also evaluating the development of AUTO1 for the treatment of primary central nervous system lymphoma, with a potential study start in the first quarter of 2021.

AUTO3 - DLBCL (ALEXANDER Trial)

The Company announced updated data from its ALEXANDER trial, a Phase 1/2 clinical trial in relapsed/refractory DLBCL. As of the data cut-off date of October 30, 2020, 49 patients in the ALEXANDER trial have been treated and were evaluable for safety. It was observed in the trial that AUTO3 was well tolerated, with low rates of CRS and NT reported. Across all 49 patients, one case of Grade 3 CRS with primary infusion was observed, and three cases of NT have been reported, with two patients experiencing Grade 3 or higher NT. None of the patients achieving a CR experienced any NT and all cases of NT reported have been atypical in nature and seen in a setting with disease progression and confounding factors. No prophylactic measures of any kind have been used to manage patients in the trial.

The majority of patients receiving AUTO3 in the outpatient setting did not require hospital admission. Those patients who were admitted to the hospital were easily managed, with no patients requiring intensive care unit care. The profile of AUTO3 has the potential to support administration in an outpatient setting.

Across all dose levels, 43 patients were evaluable for efficacy in the trial, with an objective response rate (ORR) of 65% and a CR rate of 51%. Of the 29 evaluable patients receiving the recommended Phase 2 dose (doses of greater than 150 x 106 CAR T cells) and pre-conditioning with pembrolizumab at Day -1, the ORR was 66% and the CR rate was 55%. A subsequent analysis of the data suggested a superior response rate at higher dose levels, with 15 evaluable patients treated at 450 x 106 cells achieving an ORR of 87% and a CRR of 73%.

Across all cohorts in the trial, 73% of patients achieving a CR were without disease progression at a median follow up of 4 months (1 – 24 months). Of note, none of the five patients who achieved a CR in the cohort receiving three doses of pembrolizumab had disease progression as of the data cut-off date.

This information in this “Business Update” section of the Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-232690) and registration statement on Form S-8 (File No. 333-226457) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Special Note Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in the Report that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the safety, therapeutic potential and commercial opportunity of AUTO1 and AUTO3 and the future clinical development of AUTO1 and AUTO3 including progress, expectations as to the reporting of data, conduct and timing. Such forward-looking statements are based on the Company’s expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including and other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, as amended and its subsequent filings with the U.S. Securities and Exchange Commission. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date of this report, except to the extent required by applicable law.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated December 5, 2020, “Autolus Therapeutics Presents compelling AUTO1 data from ALLCAR Phase 1 study in Adult Acute Lymphoblastic Leukemia (ALL) during the 62nd ASH Annual Meeting.”

99.2	Press Release dated December 7, 2020, “Autolus Therapeutics Presents Additional Data on AUTO3 in DLBCL during the 62nd ASH Annual Meeting.”

99.3	Slide presentation dated December 7, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: December 7, 2020	By:	/s/ Christian Itin
		Name	Christian Itin, Ph.D.
		Title:	Chief Executive Officer